                                                                   EXHIBIT 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

 Six Months
Ended
March 31,

	1996(b)	1997(b)	1998(b)	1999(b)	2000(b)	2001
Earnings: Income before income taxes (a) Fixed charges	$1,611.3 182.2	1,821.7 176.5	2,002.3 218.2	2,064.0 258.1	2,212.9 359.5	1,108.8 196.4
Earnings, as defined	$1,793.5	1,998.2	2,220.5	2,322.1	2,572.4	1,305.2

Fixed Charges: Interest expense One-third of all rents	$ 132.3 49.9	124.2 52.3	161.4 56.8	199.0 59.1	292.4 67.1	162.9 33.5
Total fixed charges	$ 182.2	176.5	218.2	258.1	359.5	196.4

Ratio of Earnings to Fixed Charges	9.8x	11.3x	10.2x	9.0x	7.2x	6.6x

(a) Represents income before income taxes and minority interests in the income of consolidated subsidiaries with fixed charges.

(b) Represents year ended September 30.